Exhibit 99.4

ImmunoPrecise’s Wholly Owned Talem Therapeutics Announces the Creation of its Scientific Committee

VICTORIA, Aug. 1, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB PINK: IPATF) announces the launch of its High Value Target Scientific Committee which will strengthen the scientific oversight and methodological practice within Talem. The Committee consists of a selection of internationally recognized visionary scientists and experts from a broad range of disciplines. Their task is to assist in the planning of Talem’s partnerships, in particular, they are charged with overseeing the development of the scientific pipeline including reviewing and selecting potential targets for discovery, evaluating partnerships with Biotech and Pharma companies, and ensuring scientific rigor and best practices are adhered to.

The composition of the committee, and supporting processes, reflects a management-staff collaboration that ensures experience and agreement on a common direction that will lead to a high level of commitment and partnerships. The strategic plan will span three years, from 2019–2022, with the aim of developing a robust pipeline and established partnerships. Talem management, Dr. Jennifer Bath, will work closely with newly elected Chairwoman, Dr. Ilse Roodink.

Initial electees to the committee include Dr. Ilse Roodink (IPA Europe), Dr. Zalan Szabo (U-Protein Express, an IPA Company), Dr. Andra Li (IPA Canada), and Dr. Jennifer Bath (Talem, IPA Ltd). Future nominations are to be expected as Talem continues to grow it’s IP Estate.

About Talem Therapeutics

Talem Therapeutics (www.talemtherapeutics.com) is an international biopharmaceutical company focused on the discovery and development of new antibodies originating from IPA’s innovative and proprietary technologies and Structure-Based Drug Design platform capabilities. Talem will focus on a broad pipeline of partnered and in-house drug candidates in multiple therapeutic areas including, but not limited to, neurology, immuno-oncology, gastroenterology, inflammation, and rare/specialty diseases.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery company focused on the next generation of antibody discovery, to deliver the most therapeutically-relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise operates from state-of-the-art laboratory facilities located in Victoria, British Columbia, in collaboration with its wholly-owned subsidiary operations at ImmunoPrecise Antibodies Europe (formerly ModiQuest Research), in Oss, and U-Protein Express, in Utrecht, both in the Netherlands. The Company operates globally to offer a continuum of superior antibody services, from target analysis to pre-clinical studies.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:00e 01-AUG-19